CUSIP No. 942749 10 2	13G

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No. 27)*

WATTS WATER TECHNOLOGIES, INC.

(Name of Issuer)

Class A Common Stock, par value $.10 per share

(Title of Class of Securities)

942749 10 2

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 942749 10 2		13G

1.	Name of Reporting Person Timothy P. Horne

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,538,680

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 1,506,990

	8.	Shared Dispositive Power 5,031,690

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,538,680

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 18.6%

12.	Type of Reporting Person IN

CUSIP No. 942749 10 2		13G

1.	Name of Reporting Person Daniel W. Horne

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power None

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 1,666,970

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,666,970

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 5.6%

12.	Type of Reporting Person IN

CUSIP No. 942749 10 2		13G

1.	Name of Reporting Person Deborah Horne

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power None

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 1,666,970

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,666,970

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 5.6%

12.	Type of Reporting Person IN

CUSIP No. 942749 10 2		13G

1.	Name of Reporting Person Peter W. Horne

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 85,760

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 85,760

	8.	Shared Dispositive Power 1,495,010

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,580,770

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 5.2%

12.	Type of Reporting Person IN

CUSIP No. 942749 10 2		13G

1.	Name of Reporting Person Walter J. Flowers

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power None

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 1,869,710

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,869,710

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 6.1%

12.	Type of Reporting Person IN

CUSIP No. 942749 10 2	13G

STATEMENT ON SCHEDULE 13G

Item 1	(a).	Name of Issuer.* Watts Water Technologies, Inc.
Item 1	(b).	Address of Issuer’s Principal Executive Offices. 815 Chestnut Street North Andover, MA 01845

Item 2	(a).	Names of Persons Filing. Timothy P. Horne Daniel W. Horne Deborah Horne Peter W. Horne Walter J. Flowers
Item 2	(b).	Address of Principal Business Office or, if none, Residence. c/o Watts Water Technologies, Inc. 815 Chestnut Street North Andover, MA 01845
Item 2	(c).	Citizenship. United States
Item 2	(d).	Title of Class of Securities. Class A Common Stock, par value $.10 per share

*  Unless otherwise indicated, information contained in an Item pertains to all members of the group making this filing.

CUSIP No. 942749 10 2	13G

Item 2	(e).	CUSIP Number. 942749 10 2
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution: Not Applicable.

CUSIP No. 942749 10 2	13G

Item 4.	Ownership.
Timothy P. Horne
(a)

Amount beneficially owned:

Timothy P. Horne is deemed the beneficial owner of 6,538,680 shares of Class A Common Stock of the Issuer.  As noted below, all of Timothy P. Horne’s beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer, which is convertible into Class A Common Stock on a share-for-share basis.

Includes (i) 1,484,390 shares of Class B Common Stock held by Timothy P. Horne, (ii) 1,666,970 shares of Class B Common Stock held by a revocable trust for the benefit of Daniel W. Horne, Timothy P. Horne’s brother, for which Walter J. Flowers, a partner in the law firm of Flowers and Manning, LLP, serves as sole trustee, (iii) 1,666,970 shares of Class B Common Stock held by a revocable trust for the benefit of Deborah Horne, Timothy P. Horne’s sister, for which Timothy P. Horne serves as sole trustee, which trust is revocable with the consent of the trustee, (iv) 1,495,010 shares of Class B Common Stock held by a revocable trust for the benefit of Peter W. Horne, Timothy P. Horne’s brother, for which Peter W. Horne serves as sole trustee, (v) 22,600 shares of Class B Common Stock held for the benefit of Tiffany R. Horne (Timothy P. Horne’s daughter) under an irrevocable trust for which Timothy P. Horne serves as trustee, (vi) 147,740 shares of Class B Common Stock held by a revocable trust for the benefit of Tiffany R. Horne, for which Walter J. Flowers serves as trustee, (vii) 35,000 shares of Class B Common Stock held by a trust for the benefit of Tara V. Horne, for which Walter J. Flowers and Timothy P. Horne serve as co-trustees, and (viii) 20,000 shares of Class B Common Stock held by a trust for the benefit of Tiffany R. Horne (Timothy P. Horne’s daughter), for which Walter J. Flowers and Timothy P. Horne serve as co-trustees.  All of the shares of Class B Common Stock noted in clauses (i) through (viii) (6,538,680 shares of Class B Common Stock in the aggregate) are subject to The Amended and Restated George B. Horne Voting Trust Agreement - 1997 (“1997 Voting Trust”) for which Timothy P. Horne serves as trustee.  (See Exhibit 2 for a description of the 1997 Voting Trust).

CUSIP No. 942749 10 2	13G

(b)

Percent of class:

18.6% equity percentage

69.2% voting percentage

The equity percentage was determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.  Due to the fact that each share of Class A Common Stock is entitled to one vote on all matters submitted to stockholders and each share of Class B Common Stock is entitled to ten votes on all matters, equity percentage is not equivalent to voting percentage.

(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote 6,538,680
	(ii)	Shared power to vote or to direct the vote None
	(iii)	Sole power to dispose or to direct the disposition of 1,506,990
	(iv)	Shared power to dispose or to direct the disposition of 5,031,690

CUSIP No. 942749 10 2	13G

Item 4.	Ownership.
Daniel W. Horne
(a)

Amount beneficially owned:

Daniel W. Horne is deemed the beneficial owner of 1,666,970 shares of Class A Common Stock of the Issuer.  As noted below, all of Daniel W. Horne’s beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share-for-share basis.

Daniel W. Horne’s beneficial ownership consists of 1,666,970 shares of Class B Common Stock held in a revocable trust for which Walter J. Flowers serves as the sole trustee, all of which are subject to the 1997 Voting Trust for which Timothy P. Horne serves as sole trustee.  (See Exhibit 2 for a description of the 1997 Voting Trust).

	(b)	Percent of class: 5.6% equity percentage 0.0% voting percentage
	(c)	Number of shares to which such person has:
		(i)	Sole power to vote or to direct the vote None
		(ii)	Shared power to vote or to direct the vote None
		(iii)	Sole power to dispose or to direct the disposition of None
		(iv)	Shared power to dispose or to direct the disposition of 1,666,970

CUSIP No. 942749 10 2	13G

Item 4.	Ownership.
Deborah Horne
(a)

Amount beneficially owned:

Deborah Horne is deemed the beneficial owner of 1,666,970 shares of Class A Common Stock of the Issuer.  As noted below, all of Deborah Horne’s beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer, which is convertible into Class A Common Stock on a share-for-share basis.

Deborah Horne’s beneficial ownership consists of 1,666,970 shares of Class B Common Stock held in a revocable trust for which Timothy P. Horne serves as the sole trustee, all of which are subject to the 1997 Voting Trust for which Timothy P. Horne serves as sole trustee.  (See Exhibit 2 for a description of the 1997 Voting Trust).

	(b)	Percent of class: 5.6% equity percentage 0.0% voting percentage
	(c)	Number of shares to which such person has:
		(i)	Sole power to vote or to direct the vote None
		(ii)	Shared power to vote or to direct the vote None
		(iii)	Sole power to dispose or to direct the disposition of None
		(iv)	Shared power to dispose or to direct the disposition of 1,666,970

CUSIP No. 942749 10 2	13G

Item 4.	Ownership.
Peter W. Horne
(a)

Amount beneficially owned:

Peter W. Horne is deemed the beneficial owner of 1,580,770 shares of Class A Common Stock of the Issuer.  As noted below, substantially all of Peter W. Horne’s beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share-for-share basis

Peter W. Horne’s beneficial ownership consists of (i) 1,545,010 shares of Class B Common Stock held in a revocable trust for which Peter W. Horne serves as the sole trustee, and (ii) 35,760 shares of Class A Common Stock.  1,495,010 shares of Class B Common Stock described in clause (i) above are subject to the 1997 Voting Trust for which Timothy P. Horne serves as trustee.  (See Exhibit 2 for a description of the 1997 Voting Trust).

	(b)	Percent of class: 5.2% equity percentage 0.6% voting percentage
	(c)	Number of shares to which such person has:
		(i)	Sole power to vote or to direct the vote 85,760
		(ii)	Shared power to vote or to direct the vote None
		(iii)	Sole power to dispose or to direct the disposition of 85,760
		(iv)	Shared power to dispose or to direct the disposition of 1,495,010

CUSIP No. 942749 10 2	13G

Item 4.	Ownership.
Walter J. Flowers
(a)

Amount beneficially owned:

Walter J. Flowers is deemed the beneficial owner of 1,869,710 shares of Class A Common Stock of the Issuer.  As noted below, a substantial portion of Mr. Flowers’ beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share-for-share basis.

Mr. Flowers’ beneficial ownership consists of (i) 1,666,970 shares of Class B Common Stock held in a revocable trust for the benefit of Daniel W. Horne for which Mr. Flowers serves as the sole trustee, (ii) 147,740 shares of Class B Common Stock held in a revocable trust for the benefit of Tiffany R. Horne for which Mr. Flowers serves as the sole trustee, (iii) 35,000 shares of Class B Common Stock held in a trust for the benefit of Tara V. Horne for which Mr. Flowers and Timothy P. Horne serve as co-trustees, and (iv) 20,000 shares of Class B Common Stock held in a trust for the benefit of Tiffany R. Horne for which Mr. Flowers and Timothy P. Horne serve as co-trustees. All of the shares of Class B Common Stock noted in clauses (i) through (iv) (1,869,710 in the aggregate) are subject to the 1997 Voting Trust for which Timothy P. Horne serves as sole trustee.  (See Exhibit 2 for a description of the 1997 Voting Trust).   Mr. Flowers disclaims beneficial ownership of all such shares.

	(b)	Percent of class: 6.1% equity percentage 0.0% voting percentage
	(c)	Number of shares to which such person has:
		(i)	Sole power to vote or to direct the vote None
		(ii)	Shared power to vote or to direct the vote None
		(iii)	Sole power to dispose or to direct the disposition of None
		(iv)	Shared power to dispose or to direct the disposition of 1,869,710

CUSIP No. 942749 10 2	13G

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
A group has filed this Schedule 13G pursuant to Rule 13d-1(d). The members of the group are: Timothy P. Horne Daniel W. Horne Deborah Horne Peter W. Horne Walter J. Flowers

Item 9.	Notice of Dissolution of Group.
Not Applicable

CUSIP No. 942749 10 2	13G

Item 10.	Certifications.
Not Applicable

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 7, 2013

/s/ Timothy P. Horne
TIMOTHY P. HORNE

/s/ Timothy P. Horne *
DANIEL W. HORNE

/s/ Timothy P. Horne *
DEBORAH HORNE

/s/ Timothy P. Horne*
PETER W. HORNE

/s/ Walter J. Flowers
WALTER J. FLOWERS

*                                         By Timothy P. Horne, Attorney in Fact pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 12, 1992, which Powers of Attorney are hereby incorporated herein by reference.

CUSIP No. 942749 10 2	13G

INDEX OF EXHIBITS

1.             Amended and Restated Stock Restriction Agreement

2.             The Amended and Restated George B. Horne Voting Trust Agreement – 1997

3.             Agreement Regarding Joint Filing

CUSIP No. 942749 10 2	13G

EXHIBIT 1

All Class B Common Stock shares beneficially owned by Timothy P. Horne are held individually by or in trust for the benefit of Timothy P. Horne, Daniel W. Horne, Deborah Horne, Tara V. Horne, Tiffany R. Horne and Peter W. Horne, and any voting trust certificates representing such shares, are subject to an Amended and Restated Stock Restriction Agreement (the “Agreement”).  Upon any proposed voluntary transfer or transfer by operation of law of Class B Common Stock or voting trust certificates representing such shares by any of the above stockholders, or upon the death of such a stockholder holding such shares or voting trust certificates, the other parties to the Agreement have a pro rata right of first refusal to purchase such shares (including a second opportunity to elect to purchase any shares not purchased under the first right of refusal).

The purchase price per share is the 15-day average trading price of the Issuer’s Class A Common Stock while publicly traded, except in the case of certain involuntary transfers, in which case the purchase price is book value.

This summary is qualified in its entirety by reference to the text of the Agreement which is incorporated herein by reference to Exhibit 2 to the Issuer’s Current Report on Form 8-K dated October 31, 1991, and to the text of Amendment No. 1 to the Agreement which is incorporated herein by reference to Exhibit 10.21 to the Issuer’s Annual Report on Form 10-K dated September 16, 1997.

CUSIP No. 942749 10 2	13G

EXHIBIT 2

The 1,484,390 shares of Class B Common Stock held by Timothy P. Horne, individually, 1,666,970 shares of Class B Common Stock held by a trust for the benefit of Daniel W. Horne, 1,666,970 shares of Class B Common Stock held by a trust for the benefit of Deborah Horne, 1,495,010 shares of Class B Common Stock held by a trust for the benefit of Peter W. Horne, 22,600 shares of Class B Common Stock held for the benefit of Tiffany R. Horne under an irrevocable trust for which Timothy P. Horne serves as trustee, 147,740 shares of Class B Common Stock held by a trust for the benefit of Tiffany Rae Horne for which Walter J. Flowers serves as the sole trustee, 35,000 shares of Class B Common Stock held by a trust for the benefit of Tara V. Horne for which Walter J. Flowers and Timothy P. Horne serve as co-trustees, and 20,000 shares of Class B Common Stock held by a trust for the benefit of Tiffany R. Horne for which Walter J. Flowers and Timothy P. Horne serve as co-trustees (6,538,680 shares of Class B Common Stock in the aggregate) are subject to the terms of The George B. Horne Voting Trust Agreement-1997 (the “1997 Voting Trust”). Under the terms of the 1997 Voting Trust, the trustee (currently Timothy P. Horne) has sole power to vote all shares subject to the 1997 Voting Trust.

Under the terms of the 1997 Voting Trust, in the event Timothy P. Horne ceases to serve as trustee of the 1997 Voting Trust, then Daniel J. Murphy, III and Walter J. Flowers (each, a “Successor Trustee” and collectively, the “Successor Trustees”), shall thereupon become co-trustees of the 1997 Voting Trust if such individuals are willing and able to succeed.  At any time, Timothy P. Horne, if then living and not subject to incapacity, may designate up to two additional persons, one to be designated as the primary designee (the “Primary Designee”) and the other as the secondary designee (“Secondary Designee”), to serve in the stead of any Successor Trustee who shall be unable or unwilling to serve as a trustee of the 1997 Voting Trust.  Such designations are revocable by Timothy P. Horne at any time prior to the time at which such designees become a trustee.  If any of the Successor Trustees is unable or unwilling or shall otherwise fail to serve as a trustee of the 1997 Voting Trust, or after becoming a co-trustee shall cease to serve as such for any reason, then a third person shall become a co-trustee with the remaining two trustees, in accordance with the following line of succession:  first, any individual designated as the Primary Designee, next, any individual designated as the Secondary Designee, and then, an individual appointed by the holders of a majority in interest of the voting trust certificates then outstanding. In the event that the Successor Trustees shall not concur on matters not specifically contemplated by the terms of the 1997 Voting Trust, the vote of a majority of the Successor Trustees shall be determinative.  No trustee or Successor Trustee shall possess the Determination Power unless it is specifically conferred upon such trustee pursuant to the provisions of the 1997 Voting Trust.

The 1997 Voting Trust expires on August 26, 2021, subject to extension on or after August 26, 2019 by  stockholders (including the trustee of any trust stockholder, whether or not such trust is then in existence) who deposited shares of Class B Common Stock in the 1997 Voting Trust and are then living or, in the case of shares in the 1997 Voting Trust the original depositor of which (or the trustee of the original depositor of which) is not then living, the holders of voting trust certificates representing such shares. The 1997 Voting Trust may be amended by vote of the holders of a majority of the voting trust certificates then outstanding and

CUSIP No. 942749 10 2	13G

by the number of trustees authorized to take action at the relevant time. Shares may not be removed from the 1997 Voting Trust during its term without the consent of the trustees.

This summary is qualified in its entirety by reference to the 1997 Voting Trust which is incorporated herein by reference to Exhibit 9.2 of the Issuer’s Annual Report on Form 10-K dated September 28, 1999 filed with the Securities and Exchange Commission.

CUSIP No. 942749 10 2	13G

AGREEMENT REGARDING JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned hereby agree to file jointly on behalf of each of them the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto, pursuant to Regulation 13D-G under the Exchange Act.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that such party is not responsible for the completeness or accuracy of information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

Dated:  January 7, 2013

/s/ Timothy P. Horne
TIMOTHY P. HORNE

/s/ Timothy P. Horne *
DANIEL W. HORNE

/s/ Timothy P. Horne *
DEBORAH HORNE

/s/ Timothy P. Horne*
PETER W. HORNE

/s/ Walter J. Flowers
WALTER J. FLOWERS

*                                         By Timothy P. Horne, Attorney in Fact pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 12, 1992, which Powers of Attorney are hereby incorporated herein by reference.